UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 14, 2021

Commission File Number 1-14642

ING Groep N.V.

Bijlmerdreef 106

1102 CT Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-248407) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains the following:

Exhibit No.

1.1	Underwriting Agreement among ING Groep N.V. and ING Financial Markets LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, SMBC Nikko Securities America, Inc. and Standard Chartered Bank AG, as representatives of the several underwriters named therein, dated September 7, 2021.

4.1	Fourth Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated September 14, 2021, in respect of the $1,000,000,000 3.875% Perpetual Additional Tier 1 Contingent Convertible Capital Securities and the $1,000,000,000 4.250% Perpetual Additional Tier 1 Contingent Convertible Capital Securities.

4.2	Form of Global Security for the $1,000,000,000 3.875% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (included in Exhibit A-1 to Exhibit 4.1 hereof).

4.3	Form of Global Security for the $1,000,000,000 4.250% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (included in Exhibit A-2 to Exhibit 4.1 hereof).

5.1	Opinion of Linklaters LLP, Dutch counsel to ING Groep N.V., as to the validity of the securities.

5.2	Opinion of Sullivan & Cromwell LLP, U.S. counsel to ING Groep N.V., as to the validity of the securities.

8.1	Opinion of PwC Belastingadviseurs N.V. as to certain matters of Dutch taxation.

8.2	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.1	Consent of Linklaters LLP (included in Exhibit 5.1 hereof).

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.2 and Exhibit 8.2 hereof).

23.3	Consent of PricewaterhouseCoopers Belastingadviseurs N.V. (included in Exhibit 8.1 hereof).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ K.I.D. Tuinstra
Name: K.I.D. Tuinstra Title: Authorized Signatory

By:	/s/ P.G. van der Linde
Name: P.G. van der Linde Title: Authorized Signatory

Dated: September 14, 2021